Anglo Swiss Resources Inc. to Introduce the Kenville Gold Mine Property to the Mining Public by Technical Presentations and a Guided Tour

Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) October 28, 2008, 9:00 am PST is pleased to announce the Company is a featured participant at the upcoming Chamber of Mines of Eastern BC Minerals South 2008 Conference and Trade Show on November 4 to 7, in Nelson, BC.

Ted Nunn, P. Eng and Greg Thomson, P. Geo. of Anglo Swiss Resources will be presenting the Kenville Gold Mine property, located within the Nelson Mining Camp at the conference. A tour of the property is arranged for November 7th and interested parties can register by contacting the Chamber of Mines of Eastern BC, 215 Hall Street, Nelson, B.C. V1L 5X4, their contact number is 250-352-5242 or by email to chamberofmines@netidea.com. A virtual tour is located on the Company website at www.anglo-swiss.com under the Video Gallery.

The Kenville Gold Mine is a gold and silver producer with intermittent mining carried out under various owners from 1890 to 1954. Mining has been carried out on a series of northwest trending mesothermal quartz veins containing high grade gold and silver values with accessory values in lead, zinc, copper, cadmium and tungsten. Government records indicate that past production from 181,295 tonnes mined totaled:

2,029 kilograms of gold or 4,473 pounds;

861 kilograms of silver or 1,848 pounds;

23.5 tonnes of lead or 51,808 pounds;

15 tonnes of zinc or 33,069 pounds;

1.6 tonnes of copper or 3,527 pounds;

37 kilograms of cadmium or 81.5 pounds.

Since taking over the Kenville property in 1992, Anglo Swiss Resources Inc. has recognized the strong potential for locating further mineral reserves on the property. Recognizing that the Kenville property has seen very little modern exploration, Anglo Swiss has recently carried out extensive geochemical and geophysical (IP and magnetics) programs in order to better delineate diamond drill targets. Diamond drill programs in 2007 (1365 m in 5 drill holes) and 2008 (14,058 m in 45 drill holes) have located several newly discovered high-grade gold-silver veins on the west side of the property. At least 4 new veins have been discovered and can be followed consistently along strike for at least 700 metres (2300 feet). Diamond drilling has also been carried out beneath and along strike of the historic workings of the Kenville Mine, also with encouraging results. The Kenville property also contains significant zones of disseminated copper and/or molybdenum mineralization and fracture-controlled copper (+/- silver, molybdenum, gold).

About Anglo Swiss Resources

Anglo Swiss is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a world-class gold-silver +/- copper deposit.  The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories, in which it has the right to earn up to a 60% interest pursuant to an option and joint venture agreement with New Shoshoni Ventures Ltd.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

United States

Jeff Walker or Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

1-847-945-2222

www.howardgroupinc.com

http://www.investorawareness.com

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